Mail Stop 3561

March 5, 2009

Mr. James Yeager, Chief Financial Officer
Global Entertainment Corp.
1600 North Desert Drive, Suite 300
Tempe, Arizona 85281

> **Re: Global Entertainment Corp.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the fiscal quarter ended November 30, 2008**
> **Filed January 14, 2009**
> **File No. 001-32724**

Dear Mr. Yeager:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended May 31, 2008

Financial Statements, page 23
Notes to Consolidated Financial Statements, page 28
Summary of Significant Accounting Policies, Nature of Operations, and Use of
Estimates, page 28
Minority Interests, page 30

1.   We note the disclosure indicating that the company has entered into a joint
        operating agreement with CHL Inc. under which WPHL handles all operating
        functions of the combined league, with the profit or loss from league operations
        being split between WPHL, Inc and CHL Inc. based upon the number of teams
        from the respective leagues. We also note that the company consolidates league
        operations and records CHL's portion of operations as minority interest in the
        consolidated statements of operations. Please tell us and revise the notes to your
        financial statements to disclose the significant terms of the joint operating
        agreement with CHL Inc. Also, please explain the form of entity of the "league"
        and the ownership percentage the company maintains in this entity. If the league
        is not a separate entity, apart from WPHL and CHL, please tell us why you
        believe it is appropriate to consolidate the combined league operations, including
        the accounting literature which supports your conclusions to use consolidation
        accounting for the league and its operations.

Revenue Recognition, page 30
Project Development Fees, page 31

2.   We note that project development fees are usually recognized 50% upon signing
        of the contract and 50% upon construction groundbreaking. Please tell us how the
        project development fees meet all of the criteria required for revenue recognition
        as outlined in SAB Topic 13:A:1 at each of these stages. Include in your response
        the nature of the services you provide and demonstrate how you have complied
        with the requirements at both the signing of the contract and at groundbreaking
        that all services have been provided and you have no further obligations. Also,
        please explain why you do not believe these fees should be deferred and
        recognized at a later date pursuant to the guidance in SAB Topic 13:A:3.f. We
        may have further comment upon review of your response.

Equity, page 37

3.   We note that your stock based compensation policy footnote on page 31 does not
        specifically address your compliance with SFAS 123R. Please confirm your
        compliance with SFAS 123R and revise future filings to state that you account for
        stock-based compensation expense pursuant to SFAS No.123R.

4.   We note that the number of restricted shares granted during fiscal 2008 and 2007 as disclosed on page 39 of the notes to your financial statements does not agree to the number granted as reflected in your consolidated statement of changes in stockholder's equity on page 26. Please reconcile and revise these disclosures. In addition, please tell us and disclose in future filings how you valued the restricted shares granted during each period presented. Refer to the disclosure requirements outlined in paragraph A240(e) of SFAS Nol.123R.

Commitments and Contingencies, page 39
Litigation, page 40

5.   We refer to the Nustadia litigation, which was settled in your fiscal year 2008 with a combination of cash, stock, and notes payable. We further note from your May 31, 2007 10-KSB that the amount of damages requested in the lawsuit was $4.5 million and you had no amounts accrued as of May 31, 2007. Please tell us, and revise future filings to disclose, the amounts you settled this litigation for, including the cash paid or payable, the full amount of the note payable as well as the present value recorded in your financial statements and the amount of stock, as well as how you determined the fair value of such stock. Your future filings should disclose any amounts that you currently have payable to the extent such amounts are material to your financial position, result of operations, or cash flows.

Guarantees, page 41

6.   We note that you have several guarantees disclosed for which no liability has been recorded in your financial statements. Please note that under paragraph 9 of FIN 45, "the provisions of paragraphs 8–12 of Statement 5 regarding the guarantor's contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is *not* probable that payments will be required under that guarantee." Please tell us why you believe you were not required to estimate a fair value for each guarantee arrangement and record the appropriate liability in your financial statements at the inception of each contract pursuant to FIN 45. We may have further comment upon receipt of your response.

Quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2008
Statements of Cash Flows, page 6

7.   We note that you have classified the $1.25 million of restricted cash activity as an investing cash flow in your consolidated statement of cash flows for the six months ended November 30, 2008. We further note that in your Form 10-Q for the quarter ended August 31, 2008, that this $1.25 million of restricted cash

activity was classified as a cash flow from financing activities. As the $1.25 million placed in a restricted cash account was done to provide security for a letter of credit based on the disclosures on page 8 of your Form 10-Q, it appears that classification of this activity in cash flows from financing activities is more appropriate. Therefore, we are unclear as to the reasons for your reclassification of this amount to investing activities in your Quarterly Report on Form 10-Q for the quarter ended November 30, 2008. Please advise or revise as appropriate.

PVEC LLC Joint Venture, page 13

8.   We note that you recorded losses on the joint venture of $251 thousand, only to the extent of your investment of the same amount. We further note from the first paragraph on page 14 that members of the LLC are required to fund losses of the joint venture. Given that members are required to fund losses, please tell us why you have recognized PVEC's losses only to the extent of your investment, and not recorded liabilities related to losses of PVEC that extend beyond the amount of your investment. Please refer to footnote 10 of APB 18 and paragraph 15 of SOP 78-9 and advise us of the basis or rationale for you accounting treatment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief